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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GILBERT DONIGER & CO., INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 THIRD AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE DONIGER (212) 888-5151
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SRV CPA PC
(Name – *if individual, state last, first, middle name*)

4 EXECUTIVE BLVD, SUITE 304 (Address) SUFFERN (City) NY (State) 10901 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2016
REGISTRATIONS BRANCH
17

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRUCE DONIGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GILBERT DONIGER & CO., INC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

PATRICIA CASEY
Notary Public, State of New York
No. 01CA6020629
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires 3/1/19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GILBERT DONIGER & CO., INC.

TABLE OF CONTENTS
DECEMBER 31, 2015

SRV

Scialo Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
Gilbert Doniger & Co., Inc.

We have audited the accompanying statement of financial condition of Gilbert Doniger & Co., Inc. as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Gilbert Doniger & Co., Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gilbert Doniger & Co., Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

SRV CPA, P.C.

Suffern, New York
February 19, 2016

GILBERT DONIGER & CO., INC.

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2015
ASSETS		
Cash and cash equivalents	$	129,250
Commissions receivable		80,738
Deposit with clearing organization		25,000
Other assets		9,664
Loan with stockholder		2,969
Deferred tax asset		4,500
	$	252,121
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses and taxes payable	$	3,134
Total liabilities		3,134
Contingencies		
Stockholder's equity		
Common stock - $10 par value; authorized - 2,000 shares; issued and outstanding - 1,800 shares		18,000
Additional paid-in-capital		252,385
Accumulated deficit		(21,398)
Total stockholder's equity		248,987
	$	252,121

See accompanying notes.

GILBERT DONIGER & CO., INC.

NOTES TO FINACIAL STATEMENTS
DECEMBER 31, 2015

Note 1 - Organization and Business Activity

Gilbert Doniger & Co., Inc. (the "Company") was incorporated in the State of New York in December 1977 and is engaged in business as an introducing broker/dealer in New York City. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are located throughout the United States and the customers' accounts are carried by a clearing broker.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition and Commissions Receivable - Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Clearing Transactions - The Company transmits all transactions through a clearing broker who maintains the customers' accounts.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalent.

Income Taxes - The Company has elected to be taxed as a C-corporation pursuant to the Internal Revenue Code and applicable state laws. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Income tax expense is based on income reported in the accompanying statements of operations adjusted for differences that will never enter into the computation of taxes payable under applicable tax laws.

Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Temporary differences giving rise to the deferred tax asset consist primarily of the excess of depreciation for tax purposes over the amount for financial reporting purposes and operating loss carry-forwards available to offset future taxable income. Deferred tax assets and liabilities are identified separately as current or noncurrent based on the classification of the related asset or liability. A deferred tax asset or liability not associated with an asset or liability for financial reporting purposes is classified as current or noncurrent according to the expected reversal date of the temporary difference

The Company accounts for ccrtain tax positions in accordance with the Income Tax Topic of the FASB - Accounting Standards Codification. The Income Taxes Topic of the FASB - Accounting Standards Codification prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. It also provides guidance related to uncertain tax positions such as recognition, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Note 2 – Summary of Significant Accounting Policies (continued)

Use of Estimates in Financial Statements – The preparation of financial statements in conformity with general accepted accounting principles ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Operating Lease

The Company entered into a lease agreement during 2011 which expires in June 2016. The lease agreement contains a rent holiday; therefore the Company recognizes the rent expense on a straight-line basis. At December 31, 2015 the future annual minimum lease payments under this operating lease are as follows:

2016	$ 22,834
	$ 22,834

Rent expense for the year ended December 31, 2015 amounted to $57,167.

Note 4 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 times net capital, as defined. At December 31, 2015, the Company's net capital ratio was .0:1.0, and its net capital was $235,238 as compared with required net capital of $50,000.

Note 5 – Income Taxes

The Company has accounts for income taxes under the Provisions of the Income Tax Topic of the FASB Accounting Standards Codification which states, among other things, that deferred tax assets and liabilities shall be classified as current or noncurrent based on the classification of the related asset or liability for financial reporting. A deferred tax asset or liability not associated with an asset or liability for financial reporting purposes is classified as current or noncurrent according to the expected reversal date in the temporary difference.

The Company's current deferred tax asset at December 31, 2015 amounted to $4,500.

Note 5 – Income Taxes (continued)

The income tax expense for the year ended December 31, 2015:

Federal:	
Current	$ 2,383
State and local:	
Current	$ 3,286
	$ 5,669

The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon examination by the taxing authorities. Management believes that all of the positions taken on its federal and state income tax returns would more likely than not be sustained upon examination. The Company's income tax returns 2012, 2013 and 2014 are subject to possible federal and state examination, generally for three years after they are filed.

Note 6 – Financial Instruments with off Balance Sheet Risk

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain marginal collateral in compliance with the clearing broker's internal guidelines. The Company monitors its customer's activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce position, when necessary.

Note 7 – Indemnifications

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

Note 7 – Indemnifications (continued)

The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated.

However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 – Cash Segregated under Federal and other Regulations

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the SEC under Section K(2)ii of the rule.

Note 9 – Cash Flow Disclosures

Supplemental disclosure of cash flow information for the year end December 31, 2015:

Cash paid for income taxes	$5,669

Note 10 – Subsequent Events

Subsequent events were considered through February 14, 2016, which is the date the financial statements were available to be issued.

Note 11 –Loan with Stockholder

For the year ended December 31, 2015, there was an outstanding loan receivable from the stockholder in the amount of $2,969. There are no repayment terms associated with the loan.

GILBERT DONIGER & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2015